Exhibit 12.1

MASSEY ENERGY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Year Ended December 31,			Two Months Ended December 31,	Year Ended October 31,		Nine Months Ended September 30, 2005
	2004	2003	2002	2001	2001	2000	Actual	As Adjusted (a)
Earnings:
Income (Loss) before taxes	$(5,643)	$(60,651)	$(57,520)	$(23,524)	$(15,921)	$121,766	$130,031	$114,592
Fixed charges	74,502	67,501	52,413	7,971	51,585	9,659	53,786	69,225
Capitalized interest	—	—	(382)				—	—
Amortization of capitalized interest	20	20	5	—	—	—	15	15

Earnings (Loss) before taxes and fixed charges	$68,879	$6,870	$(5,484)	$(15,553)	$35,664	$131,425	$183,832	$183,832
Fixed charges:
Interest expense	$60,660	$48,259	$35,302	$5,302	$34,214	$347	$43,843	$59,282
Capitalized interest	—	—	382	—	—	—	—	—
Interest portion of rental expense	13,842	19,242	16,729	2,669	17,371	9,312	9,943	9,943

Total fixed charges	$74,502	$67,501	$52,413	$7,971	$51,585	$9,659	$53,786	$69,225
Ratio of earnings to fixed charges	(b)	(b)	(b)	(b)	(b)	13.6x	3.4x	2.7x

(a)	Reflects the initial private placement of the notes and the application of the net proceeds therefrom to fund the purchase and related redemption of $220.1 million in aggregate principal amount of the 6.95% Notes, the purchase of $131.3 million in aggregate principal amount of the 4.75% Notes and the exchange of $165.4 million in aggregate principal amount of the 2.25% Notes for shares of our common stock and a cash payment and including premiums, consent payments and related expenses.
(b)	Earnings for the years ended December 31, 2004, 2003 and 2002, the two months ended December 31, 2001, and the year ended October 31, 2001, were inadequate to cover fixed charges, with a deficiency of $5.6 million, $60.6 million, $57.9 million, $23.5 million and $15.9 million, respectively.